IEG Holdings Corporation 6160 W. Tropicana, Suite E-13 Las Vegas, Nevada 89103 Office Phone: (702) 227-5626 Fax Number: (702) 227-5221

April 4, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-4/A
Filed March 27, 2017

Ladies and Gentlemen:

On March 27, 2017, IEG Holdings Corporation (the “Registrant”) inadvertently filed its registration statement on Form S-4/A under File No. 333-215239. Accordingly, the Registrant hereby respectfully requests that the registration statement on Form S-4/A be withdrawn and refiled under File No. 333-215442.

Thank you.

Sincerely,

Paul Mathieson

President and Chief Executive Officer